UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549

SCHEDULE 13G
(Rule 13d-102)

Information to be Included in Statements Filed Pursuant § 240.13d-l(b),
(e) and (d) and Amendments Thereto Filed Pursuant to § 240.13d-2.

Under the Securities Exchange Act of 1934
(Amendment No. ___)*

AeroGrow International, Inc.

(Name of Issuer) Common Stock, $0.001 par value per share
(Title of Class of Securities) 00768M103
(CUSIP Number)

June 30, 2009
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

    ❒ Rule 13d-l(b)

    ☒ Rule 13d-l(c)

    ❒ Rule 13d-l(d)

*The remainder of this cover page shall be filled out for a responding person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SCHEDULE 13G
CUSIP No. 00768M103

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (Entities Only) Kayue Electric Company Ltd
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Hong Kong
NUMBER OF SHARES	5	SOLE VOTING POWER 2,825,000
BENEFICIALLY	6	SHARED VOTING POWER 0
OWNED BY EACH REPORTING	7	SOLE DISPOSITIVE POWER 2,825,000
PERSON WITH	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,825,000
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 18.52%
12	TYPE OF REPORTING PERSON CO

•SEE INSTRUCTION BEFORE FILLING OUT!

Item 1.

(a)	Name of Issuer
AeroGrow International, Inc.

(b)	Address of Issuer's Principal Executive Offices:
6075 Longbow Drive, Suite 200, Boulder, Colorado 80301

Item 2.

(a)	Name of Person Filing:
Kayue Electric Company Ltd

(b)	Address of Principal Business Office or, if none, Residence:
Unit C, 19/F, Dragon Centre, 79 Wing Hong Street, Cheung Sha Wan, Kowloon, Hong Kong

(c)	Citizenship:
HONG KONG

(d)	Title of Class of Securities:
Common Stock, par value $0.001 per share

(e)	CUSIP Number:
00768M103

Item 3. If this statement is filed pursuant to §§ 240.13d-l(b), or §§ 240.13d-2(b) or (c), check whether the person filing is a;

(a)	☐ Broker or dealer registered under section 15 of the Act.

(b)	☐ Bank as defined in section 3(a)(6) of the Act.

(c)	☐ Insurance company as defined in section 3(a)(19) of the Act.

(d)	☐ Investment company registered under Section 8 of the Investment Company Act of 1940.

(e)	☐ An investment adviser in accordance with § 240.l3d-1(b)(l)(ii)(E).

(f)	☐ An employee benefit plan or endowment fund in accordance with § 240.13d-l(b)(l)(ii)(F).

(g)	☐ A parent balding company or control person in accordance with § 240.13d-l(b)(1)(ii)(G).

(h)	☐ A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act.

(i)	☐ A churCh plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act.

(j)	☒ A non-U.S. institution in accordance with § 240.I3d-I(b)(l)(ii)(J).

(k)	☐ Group, in accordance with § 240. 13d-l(b)(l)(ii)(K). If filing as a non-U.S. institution in accordance with § 240. 13d-l(b)(I)(ii)(J), please specify the type of institution:

Item 4

(a)	Amount beneficially owned:
2,825,000

(b)	Percent of class:
18.52%

(c)	Number of shares as to which such person has:
(i) Sale power to vote or to direct the vote
2,825,000

(ii) Shared power to vote or to direct the vote
C

(iii) Sale power to dispose or to direct the disposition of
2,825,000

(iv) Shared power to dispose or to direct the disposition of
0

Item 5. Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☒

Item 6. Ownership of Five or More Percent on Behalf of Another Person

Not applicable

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Pareut Holding Company.

Not applicable

Item 8. Identification and Classification of Members of the Group.

Not applicable

Item 9. Notice of Dissolution of Group.

Not applicable

Item 10. Certifications.

[By signing below I certify that. to the best of my knowledge and belief, the secutities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.]

[By signing below I certify that, to the best of my knowledge and belief, the foreign regulatory scheme applicable to [insert particular category of institutional investor] is substantially comparable to the regulatory scheme applicable to the functionally equivalent U.S. institution(s). I also undertake to furnish to the Commission staff, upon request, information that would otherwise be disclosed in a Schedule 13D.]

[By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.]

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true. complete and correct.

July 14, 2009
Date

/s/ Lai Hon Keung
Signature
Lai Hon Keung, Director for Kayue Electric Co., LTD
Name/Title

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative other than an executive officer or general partner of the filing person. evidence of the representative's authority to sign 00 behalf of such  person shall be filed with the statement, provided. however, that a power of attorney for this purpose which is already on me with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties for whom copies are to be sent.

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001;